

June 16, 2020

Scott Ogur
Chief Financial Officer
Helix Technologies, Inc.
5300 DTC Parkway, Suite 300
Greenwood Village, CO 80111

>   **Re: Helix Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed March 30, 2020**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2020**
>   **Filed May 15, 2020**
>   **File No. 000-55722**

Dear Mr. Ogur:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2020

3. Summary of Significant Accounting Policies
Goodwill, page 8

1. Given the decline of your market capitalization, please tell us if you performed an interim goodwill impairment test during the first quarter of fiscal year 2020. If an impairment test was performed, please tell us the factors utilized to determine whether an impairment was or was not required. If an impairment test was not performed, please tell us how you considered the factors pursuant to ASC 350-20-35-3 in determining that impairment testing was not necessary given your continued net losses, negative cash flows and the substantial doubt about your ability as a going concern. Additionally, please tell us the percentage by which the fair value exceeds the carrying value of each of your reporting units.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services